UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 10, 2022, Sol-Gel Technologies Ltd. (the “Company”) issued a press release reporting third quarter 2022 financial results and corporate update.

Attached hereto is the following exhibit:

Exhibit 99.1: Registrant’s press release entitled: “Sol-Gel Technologies Reports Third Quarter 2022 Financial Results and Provides Corporate Update”.

Exhibit 99.1 (other than the three paragraphs immediately preceding the heading “Third Quarter 2022 and Recent Corporate Developments”) is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statements on Form F-3 (Registration Nos. 333-230564 and 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: November 21, 2022	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer